                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                                AMREP Corporation
                       ----------------------------------
                                (Name of Issuer)

                                  Common Stock
                       ----------------------------------
                         (Title of Class of Securities)

                                    032159105
                       ----------------------------------
                                 (CUSIP Number)

David P. Maniatis                           With a copy to:
7720 East Redfield Road                     Morris Orens, Esq.
Suite 8                                     Swidler Berlin Shereff Friedman, LLP
Scottsdale, Arizona  85260                  405 Lexington Avenue
(480) 991-2288                              New York, New York 10174
                                            (212) 973-0111
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 7, 2000
                       ----------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), (f) or (g), check the following: [ ].

Note: An EDGAR version of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP No. 032159105                                            Page 2 of   Pages
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1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

       Greenplex Investments, L.L.C.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Arizona
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER
     NUMBER OF             108,200
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY              0
       EACH         ------------------------------------------------------------
     REPORTING      9      SOLE DISPOSITIVE POWER
      PERSON               108,200
       WITH         ------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       108,200
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       3.01%**
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       OO
--------------------------------------------------------------------------------
* SEE INSTRUCTIONS
** SEE ITEMS 4 AND 5

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 032159105                                            Page 3 of   Pages
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1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

       Rio Verde 120, LLC
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Arizona
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER
     NUMBER OF             31,000
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY              0
       EACH         ------------------------------------------------------------
     REPORTING      9      SOLE DISPOSITIVE POWER
      PERSON               31,000
       WITH         ------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       31,000
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       3.01%**
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       OO
--------------------------------------------------------------------------------
* SEE INSTRUCTIONS
** SEE ITEMS 4 AND 5

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 032159105                                            Page 4 of   Pages
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

       Steven S. Robson
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER
     NUMBER OF             61,000
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY              0
       EACH         ------------------------------------------------------------
     REPORTING      9      SOLE DISPOSITIVE POWER
      PERSON               61,000
       WITH         ------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       61,000
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       3.01%**
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
* SEE INSTRUCTIONS
** SEE ITEMS 4 AND 5

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 3 relates to the Schedule 13D (the "Statement") filed on May 18, 2000, Amendment No. 1 to the Statement filed on May 31, 2000 and Amendment No. 2 to the Statement filed on June 1, 2000, by Recorp Partners, Inc., a Delaware corporation ("Recorp Partners"), Greenplex Investments, L.L.C., an Arizona limited liability company ("Greenplex"), Rio Verde 120, LLC, an Arizona limited liability company ("Rio Verde") and Steven S. Robson ("Mr. Robson" and collectively, the "Reporting Persons") with respect to the common stock, par value $.10 per share (the "Common Stock"), of AMREP Corporation, an Oklahoma corporation (the "Company" or the "Issuer"), which has its principal executive office at 641 Lexington Avenue, Sixth Floor, New York, New York 10022. Unless otherwise specified, all capitalized terms herein have the meanings assigned to them in the Statement.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION. Item 3 is hereby amended in its entirety as follows:

         The shares of Common Stock described in this Statement were acquired by the Reporting Persons for approximately $1,180,869 of which: (i) approximately $998,771 was obtained from the working capital and personal funds of the Reporting Persons and (ii) approximately $182,098 was obtained through loans from A.G. Edwards & Sons, Inc. ("A.G. Edwards"). The loans from A.G. Edwards conform with the Securities Exchange Act of 1934 and Regulation T of the Board of Governors of the Federal Reserve System.

ITEM 4.  PURPOSE OF TRANSACTION. Item 4 is hereby supplemented as follows:

         In connection with the Reporting Persons' May 30, 2000 offer to acquire the Company for $9.00 per share in a cash merger, the Reporting Persons have sent a letter to the Company, dated June 8, 2000 and attached hereto as Exhibit 8.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER. Item 5 is hereby amended and supplemented as follows:

         Section 5(a) is hereby amended in its entirety as follows:

              Mr. Robson is the beneficial owner of 61,000 shares of Common Stock (representing 0.92% of the outstanding shares of Common Stock).

              Greenplex is the beneficial owner of 108,200 shares of Common Stock (representing 1.63% of the outstanding shares of Common Stock). Such shares may be deemed to be indirectly owned by the Trust, in its capacity as the owner of a 99.98% interest in Greenplex, and by Mr. Maniatis as the sole beneficiary of the Trust.

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              Rio Verde is the beneficial owner of 31,000 shares of Common Stock
(representing 0.47% of the outstanding shares of Common Stock). Such shares may be deemed to be indirectly owned by First Trust Company of Onaga, N.A., as custodian for the IRA account of Eugenia L. Hoof (deceased), in its capacity as owner of an 83.6% interest in Rio Verde on behalf of Mr. Maniatis as the principal beneficiary.

         Section 5(c) is hereby supplemented as follows:

              On June 7, 2000, Greenplex tendered 167,426 shares of Common Stock at $7.00 per share pursuant to the Company's Dutch Auction self-tender offer (the "Dutch Auction"). On June 7, 2000, Recorp Partners tendered 15,000 shares of Common Stock at $7.00 per share pursuant to the Dutch Auction.

              On June 7, 2000, Greenplex made the following purchases of shares of Common Stock on the open market: (i) 500 shares at $6.9375 per share, (ii) 1,500 shares at $6.9375 per share and (iii) 1,000 shares at $6.8125.

         Section 5(e) is hereby amended in its entirety as follows:

              The Reporting Persons have ceased to be the beneficial owners of more than five percent of the outstanding shares of Common Stock on June 7, 2000.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS. Item 7 is hereby supplemented as follows:

         Exhibit 8: Letter dated June 8, 2000, to the Company

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Greenplex Investments, L.L.C.

                                       By: /s/ David P. Maniatis
                                          ------------------------------------
               Date: June 9, 2000      Name:  David P. Maniatis
                                       Title: Manager

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Rio Verde 120, LLC
                                       By: Recorp Management, Inc., Manager

                                       By: /s/ David P. Maniatis
                                          ------------------------------------
               Date: June 9, 2000      Name: David P. Maniatis
                                       Title: Secretary

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       /s/ Steven S. Robson
                                       ---------------------------------------
               Date: June 9, 2000      Steven S. Robson

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Recorp Partners, Inc.

                                       By: /s/ David P. Maniatis
                                          ------------------------------------
               Date: June 9, 2000      Name:  David P. Maniatis
                                       Title: President